04027613

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for March 31, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 31, 2004.

GS MORTGAGE SECURITIES CORP.

By: ______________________
Name: Howard Altarescu
Title: Vice President

Exhibit Index

Exhibit	Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage-Backed Certificates, GSAA Series 2004-CW1

GSAA 2004 CW1 as of 2/28/04
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

Pg	Pool Classification	Balance	Gross WAC	Orig WA	ST WAM	Age
0001	IN POOL	$260,395,483	6.86	359	355	4
*** TOTALS ***		$260,395,483				

Balance	Average Balance	Gross WAC	Orig WA	ST WAM	Age	OLTV	CLTV	FICO
$260,395,483	452,861.71	6.86	359	355	4	75.8	75.5	686

Gross Rate		Sched Balance		Orig Term		St Term		Age	
5.25 - 5.49%	0.24	$25,001-$ 50,000	0.01	181 - 240 Mont	0.93	181 - 240 Mont	0.93	0 Mths	1.02
5.50 - 5.749%	1.69	$100,001-$120,000	0.04	241 - 300 Mont	0.21	241 - 300 Mont	0.21	1 - 3 Mths	40.60
5.75 - 5.99%	4.00	$300,001-$350,000	7.35	356 - 360 Mont	98.86	341 - 345 Mont	0.14	4 - 6 Mths	47.14
6.00 - 6.249%	4.73	$350,001-$400,000	34.07			346 - 350 Mont	1.34	7 - 12 Mths	11.10
6.25 - 6.49%	12.19	$400,001-$450,000	13.24			351 - 355 Mont	45.74	13 - 18 Mth	0.14
6.50 - 6.749%	15.33	$450,001-$500,000	12.83			356 - 360 Mont	51.64		
6.75 - 6.99%	24.63	$500,001-$550,000	6.80						
7.00 - 7.249%	12.10	$550,001-$600,000	7.21						
7.25 - 7.49%	9.03	$600,001-$650,000	10.26						
7.50 - 7.749%	6.41	$650,001-$700,000	0.52						
7.75 - 7.99%	3.90	$700,001-$750,000	1.40						
8.00 - 8.249%	1.71	$750,001-$800,000	0.61						
8.25 - 8.49%	2.34	$800,001-$900,000	1.02						
8.50 - 8.749%	1.03	$900,001-$1000,00	0.76						
8.75 - 8.99%	0.14	$1.0M - $1.25M	1.72						
9.00 - 9.249%	0.24	$1.25M - $1.5M	0.51						
9.25 - 9.49%	0.15	$1.75M - $2.0M	0.69						
9.50 - 9.749%	0.13	$2.25M - $2.5M	0.96						

Geography		Zip		Orig LTV		FICO	
California	29.05	07430	1.04	0.01-50.00%	4.78	580-599	0.35
New York	12.59	91302	0.96	50.01-60.00%	7.88	600-619	2.60
New Jersey	10.94	91914	0.94	60.01-65.00%	4.91	620-649	19.97
Florida	5.89	92127	0.76	65.01-70.00%	14.17	650-699	42.80
Virginia	4.41	20817	0.72	70.01-75.00%	11.80	700-749	24.09
Massachusetts	3.85	11743	0.64	75.01-80.00%	28.02	750-799	9.69
Maryland	2.72	95746	0.61	80.01-85.00%	5.69	800+	0.50
Illinois	2.67	11373	0.57	85.01-90.00%	12.15		
Michigan	2.01	95648	0.54	90.01-95.00%	10.60		
More	25.88	*More*	93.22				

Property Type		Occupancy		Purpose	
Single Family	70.13	Primary Residence	98.06	Purchase	59.58
PUD	23.23	Secondary Residence	1.42	Cash Out Refi	23.77
2-4 Family	3.37	Investor Property	0.52	Rate Term Refi	16.65
Low-rise Condo	2.75				
Hi-rise Condo	0.52				

Docs		MI		Lender Paid MI	
Red	41.97	OLTV LT 80	71.56	N	95.46
NINA	41.78	CMAC	6.12	Y	4.54
SISA	15.91	MGIC	5.23		
Full	0.34	LPMI	4.54		
		PMI	4.08		
		RMIC	2.36		
		More	6.10		